C A N A D A
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

IN THE ARBITRATION BETWEEN:

CANADIAN ROYALTIES INC.

Claimant

v.

NEARCTIC NICKEL MINES INC.

and

UNGAVA MINERALS EXPLORATION INC.

Co-Defendants

STATEMENT OF CLAIM

IN SUPPORT OF ITS CLAIM, THE CLAIMANT CANADIAN ROYALTIES INC. SUBMITS THE FOLLOWING:

I. INTRODUCTION

1. The Defendants, Nearctic Nickel Mines Inc. (formerly Ungava Minerals Corp.) (hereinafter "Nearctic Nickel") and Ungava Mineral Exploration Inc. (hereinafter "UMEI") (collectively hereinafter "Ungava"), have failed to satisfy or discharge their obligations in favour of the Claimant, Canadian Royalties Inc. (hereinafter "CRI"), created under an Option and Joint Venture Agreement between CRI, Nearctic Nickel, UMEI, Gogama Gold Inc. and 582556 Alberta Inc., dated January 12, 2001 (hereinafter the "Agreement"), a copy of which is disclosed herewith as **Exhibit P-1**;

2. More specifically, the Defendants have violated their contractual obligations by refusing and/or neglecting to transfer to CRI an additional 10% right, title and interest in and to a certain Property[1] more fully described in the Agreement and known as the Expo Ungava Property (hereinafter the "Property"), the whole in clear violation of Article 2.1(d) of the Agreement;

3. Accordingly, by way of these arbitration proceedings, CRI, having satisfied the requirements of the Agreement, seeks to compel Ungava to transfer to CRI an additional 10% of UMEI's right, title and interest in and to the Property, for the

[1] Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement, unless the context dictates otherwise.

reasons more fully set out hereinbelow and to be advanced at the hearing hereof;

II. BACKGROUND

4. UMEI is a Quebec corporation and wholly-owned subsidiary of Ungava Mines Inc., a private company controlled by Nearctic Nickel, a publicly traded company. UMEI held, at the time of the Agreement, all of the rights, titles and interests in and to the Property;

5. On or about January 12, 2001, CRI, a publicly traded Canadian mining exploration company, entered into the Agreement with, *inter alia*, Ungava, pursuant to which Ungava granted to CRI the sole, exclusive and irrevocable right and option to acquire, on an incremental basis, up to an undivided 80% right, title and interest in and to the Property in consideration of CRI incurring certain exploration, development, assessment and other expenditures in connection therewith. Section 2.1 of the Agreement stipulates as follows:

TERMS OF THE OPTION

2.1 In consideration of the terms of this Agreement and in order to maintain in force the Option, Ungava Exploration grants to CRI the sole, exclusive and irrevocable right and option to acquire, on an incremental basis, up to an undivided 80% right, title and interest in and to the Property free and clear of any Encumbrance in accordance with the following terms, which are intended to be mutually exclusive and separate options:

a) if CRI, whether directly or indirectly through a Designate, incurs $250,000 in Instalment Expenditures (the "First Instalment") on the Property on or before January 12, 2003, Ungava Exploration shall, within 5 Business Days of the date that the First Instalment is complete, transfer 25% of its right, title and interest in and to the Property to CRI, in order that such 25% is immediately vested with CRI, or as it may in writing direct;

b) if CRI, after completion of the First Instalment, whether directly or indirectly through a Designate, incurs an additional $500,000 in Instalment Expenditures (the "Second Instalment") on the Property on or before January 12, 2004, Ungava Exploration shall, within 5 Business Days of the date that the Second Instalment is complete, transfer an additional 20% of its right, title and interest in and to the Property to CRI, in order that such 20% is immediately vested with CRI, or as it may in writing direct;

c) if CRI, upon completion of the Second Instalment, whether directly or indirectly through a Designate, incurs an additional $1,000,000 in Instalment Expenditures (the "Third Instalment") on the Property on or before January 12, 2005, Ungava Exploration shall, within 5 Business Days of the date that the Third Instalment is complete, transfer an additional 25% of its right, title and interest in and to the Property to CRI,

in order that such 25% is immediately vested with CRI, or as it may in writing direct; and

d) if, after completion of the Third Instalment, CRI, either solely or together with a Designate, incurs all necessary or advisable expenditures on the Property and completes, or makes arrangements to have completed, a Bankable Feasibility Study on the Property, at no cost to Ungava Exploration or to Ungava Minerals (which study is acceptable by a financing bank or financing entity for the purposes of putting the Property into commercial production on a non-recourse basis), Ungava Exploration shall, within 5 Business Days of acceptance of the Bankable Feasibility Study, transfer an additional 10% of its right, title and interest in and to the Property to CRI, in order that such 10% is immediately vested with CRI, or as it may in writing direct. [our emphasis]

the whole as more fully appears from section 2.1 of the Agreement, Exhibit P-1;

6. Since the execution and delivery of the Agreement, and prior to the events giving rise to this arbitration proceeding, CRI completed the first three instalments and has been vested with a 70% right, title and interest in and to the Property, the whole as more fully appears from the Memorandum of Transaction and Agreement dated November 25, 2003, as well as the arbitration award of the Honourable Lawrence A. Poitras dated November 25, 2003, disclosed herewith *en liasse* as **Exhibit P-2**;

7. Since then, however, CRI satisfied the requirements of the Agreement for the vesting of an additional 10% right, title and interest in and to the Property, the whole as more fully set out hereinbelow;

III. THE FOURTH INSTALMENT

8. CRI has incurred all necessary or advisable expenditures on the Property and completed or made arrangements to have completed a Bankable Feasibility Study on the Property at no cost to Ungava, which BFS is acceptable by a financing bank or financing entity for the purposes of putting the Property into commercial production on a non-recourse basis, the whole as more fully appears from a copy of the BFS prepared by SNC Lavalin Inc. ("SNC") dated July, 2007, disclosed herewith as **Exhibit P-3** (hereinafter the "BFS");

9. Prior to the issuance of the final BFS in July, 2007, on or about June 15, 2007, CRI delivered to Ungava final draft versions of sections 1 to 19 of the BFS, the whole as more fully appears from a copy of a letter from CRI to Ungava dated June 15, 2007 disclosed herewith as **Exhibit P-4**;

10. On or about June 19, 2007, Ungava informed CRI that it would study the final draft of the principal components of the BFS, the whole as more fully appears from a copy of a letter from Ungava to CRI dated June 19, 2007, disclosed herewith as **Exhibit P-5**;

11. On or about June 25, 2007, Ungava identified five matters which it requested CRI to address by revision or addition, the whole as more fully appears from a copy of a letter from Ungava to CRI dated June 25, 2007, disclosed herewith as **Exhibit P-6**;

12. On or about July 5, 2007, CRI responded to Ungava's request and clarified the five matters identified by Ungava, the whole as more fully appears from a copy of a letter from CRI to Ungava dated July 5, 2007, disclosed herewith as **Exhibit P-7**;

13. Contemporaneously with the foregoing, on or about June, 2007, SNC completed a technical report summarising the BFS, the whole as more fully appears from a copy of a Technical Report on the Raglan South Nickel Project dated June, 2007, disclosed herewith as **Exhibit P-8** (hereinafter the "SNC Technical Report");

14. The SNC Technical Report concluded, on the basis of certain conservative estimates of future nickel and copper prices, that the Raglan South Nickel Project yielded a base case internal rate of return of 8.1% (after tax) and an annual net present value of $0.85 million at a discount rate of 8%, the whole as more fully appears from page 7 and 89 of the SNC Technical Report, Exhibit P-8;

15. On or about June 29, 2007, CRI publicly disclosed the SNC Technical Report by way of press release, the whole as more fully appears from a copy of a press release dated June 29, 2007, communicated and filed herewith as **Exhibit P-9**;

16. On or about July 6, 2007, a copy of the SNC Technical Report was delivered to Ungava, the whole as more fully appears from a copy of a letter from CRI to Ungava dated July 6, 2007, disclosed herewith as **Exhibit P-10**;

17. Soon thereafter, Ungava apparently engaged Mr. J.D. Charlton to provide a profitability review of the Raglan South Nickel Project, based primarily on the SNC Technical Report;

18. On or about July 5, 2007, Mr. Charlton completed his report and presented a more optimistic view of the profitability of the Raglan South Nickel Project than the view expressed in the SNC Technical Report, the whole as more fully appears from a copy of a report prepared by Mr. Charlton dated July 5, 2007, disclosed herewith as **Exhibit P-11** (hereinafter the "Charlton Profitability Review");

19. On or about July 6, 2007, Ungava announced the completion of the Charlton Profitability Review in the following terms:

Ungava Minerals Corp. Releases Technical Report and Profitability Review

MONTREAL, Quebec, July 6, 2007 - Ungava Minerals Corp. (the "Corporation") (Pink Sheets: UGVAF) has received Profitability Review II ("Review") dated July 5, 2007 which accompanies the Technical Report on the Expo Ungava JV Property prepared for the Corporation by J.D. Charlton, P. Geo and dated October 11, 2006 and his Profitability Review dated January 26, 2007. In the Review Mr. Charlton considers the open pit resources described in the Technical Report ("Report") dated June, 2007 prepared for CRI by SNC Lavalin Inc. Mr. Charlton values the metals to be recovered from the mining operation described in the Report at USD $10.00/lb. Ni, USD $2.20/lb. Cu, USD $1,000/oz. Pt and USD $270/oz. Pd. Mr. Charlton accepts the capital and operating cost figures projected in the Report for purposes of projecting project cash flow. Based on his price projections for metals to be mined, which exceed the metal prices projected in the Report, which includes the Ivakkaak open pit and underground mineral resources in which the Corporation has no interest, will produce project cash flow of CAD $1,125,152,000 on gross metal value of CAD $2,198,215,000 excluding Co and Au credits. Mr. Charlton estimates the net present value of the project's cash flow at CAD $314,000,000 if discounted at 8 %. The Profitability Review II will be attached to the Material Change Report to be filed in connection with this Press Release.

the whole as more fully appears from a copy of a press release issued by Ungava on July 6, 2007, disclosed herewith as **Exhibit P-12**;

20. In other words, Ungava's own consultant engaged to review and comment on, *inter alia*, the SNC Technical Report, itself a summary of the BFS, does not raise any material shortcomings with the principal estimates, assumptions, methodologies and results set out in the SNC Technical Report, and, by implication, the BFS, except for what Mr. Charlton considers to be an overly conservative estimate of metal prices in the base case scenario described in the SNC Technical Report;

21. In fact, Mr. Charlton "recognizes that the project economics remain robust enough that, even acceding to the [SNC Technical Report's] $6.00/lb nickel base case scenario with the exclusion of Mequillon, the Project remains profitable," the whole as more fully appears from the Charlton Profitability Review, Exhibit 11;

22. On or about August 20, 2007, CRI delivered a copy of the BFS to Ungava, the whole as more fully appears from a copy of a letter from CRI to Ungava dated August 20, 2007, disclosed herewith as **Exhibit P-13**;

23. In response to this letter, Ungava did not make any comments on the BFS;

24. On or about September 6, 2007, CRI delivered to Ungava a formal notice advising Ungava that CRI had satisfied the Agreement in connection with the vesting of an additional 10% right, title and interest in and to the Property and

requesting that UMEI complete the required documentation to transfer to CRI an additional 10% right, title and interest in and to the Property within the next five (5) business days, the whole as more fully appears from a copy of a letter from CRI to Ungava dated September 6, 2007, disclosed herewith as **Exhibit P-14**;

25. On September 10, 2007,Ungava gave notice to CRI that its response to CRI's request required a decision by the board of directors of Nearctic Nickel, which response would be communicated to CRI on or before September 14, 2007, the whole as more fully appears from a copy of a letter from Ungava to CRI dated September 10, 2007, disclosed herewith as **Exhibit P-15**;

26. Ungava did not respond to CRI's request and refused or failed to comply therewith within the required delay, the whole without valid cause and without stated reason of any kind;

27. In light of the foregoing, on or about September 14, 2007, CRI gave notice to Ungava of the dispute set out herein and asserted its entitlement to have the dispute settled by arbitration, the whole as more fully appears from a copy of a letter from the undersigned attorneys of CRI to Ungava disclosed herewith as **Exhibit P-16**;

IV. GROUNDS TO GRANT THIS ACTION

28. The foregoing reveals that CRI has satisfied the requirements of the Agreement for the vesting of an additional 10% right, title and interest in and to the Property in that, without limitation, CRI has incurred all necessary or advisable expenditures on the Property and completed or made arrangements to have completed a Bankable Feasibility Study on the Property at no cost to Ungava, which BFS is acceptable by a financing bank or financing entity for the purposes of putting the Property into commercial production on a non-recourse basis;

29. Notwithstanding the foregoing, Ungava has failed to transfer the additional 10% right, title and interest to CRI, despite being contractually bound to do so and as such is in breach of the Agreement;

30. CRI is therefore legally entitled to and does hereby claim from Ungava an additional 10% right, title and interest in and to the Property, such that CRI is vested with an aggregate 80% right, title and interest in and to the Property;

FOR THESE REASONS, MAY IT PLEASE THE ARBITRATOR TO:

GRANT the present claim and make the following declarations and issue the following orders:

DECLARE CRI's right to an additional 10% right, title and interest in and to the Property to be vested in CRI, effective as of September 6, 2007, such that CRI owns, as of September 6, 2007, an aggregate 80% right, title and interest in and to the Property;

DECLARE that Ungava and CRI shall be deemed conclusively to have formed a joint venture business relationship effective as of September 6, 2007, in accordance with section 3 of the Agreement, Exhibit P-1;

DECLARE that CRI is entitled to specific performance of UMEI's obligation to transfer an additional 10% right, title and interest in and to the Property to CRI, in accordance with section 2.1(d) of the Agreement, Exhibit P-1;

ORDER UMEI to transfer to CRI an additional 10% right, title and interest in and to the Property within five (5) business days of the arbitration award to be rendered hereon;

ORDER Nearctic Nickel and UMEI to do and perform, within five (5) business days of the arbitration award to be rendered hereon, all such acts and things, and execute and deliver all such agreements, assurances, deeds, assignments, conveyance notices, releases, mining transfer applications and other documents and instruments as may be reasonably required to complete the transfer contemplated by the arbitration award rendered hereon;

DECLARE, in the event Nearctic Nickel and/or UMEI fail to comply with the arbitration award rendered hereon, that the arbitration award rendered hereon shall constitute valid title upon which the Ministry of Natural Resources of Québec may register an additional 10%, for an aggregate 80% right, title and interest in and to the Property, in favour of CRI;

CONDEMN Nearctic Nickel and UMEI, solidarily, to the costs of this arbitration proceeding on the basis of complete indemnity, including the costs of CRI's experts;

Montreal, this 9th day of November 2007

(s) *Langlois Kronstrom Desjardins*

LANGLOIS KRONSTRÖM DESJARDINS L.L.P.
Attorneys for Claimant Canadian Royalties Inc.